# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PEOPLES BANCORP OF NORTH CAROLINA INC, CIK 0001093672
CUSIP: 710577107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 518 WEST C STREET, PO BOX 467, NEWTON, North Carolina (NC), 28658-4007
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001656345

## Reporting persons
- Strategic Value Investors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Strategic Value Private Investors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ben Mackovak: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Marty Adams: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Strategic Value Private Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company
- STRATEGIC VALUE BANK PARTNERS LLC: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: PEOPLES BANCORP OF NORTH CAROLINA INC
Address of issuer's principal executive offices: 518 WEST C STREET, PO BOX 467, NEWTON, NORTH CAROLINA, 28658-4007

## Item 2. Person Filing
Name of person filing:
Strategic Value Investors, LP is a Delaware limited partnership.

Strategic Value Private Investors, LP is a Delaware limited partnership.

Ben Mackovak (Mackovak), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.

Marty Adams (Adams), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.

Strategic Value Private Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Private Investors, LP.

Strategic Value Bank Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Investors, LP.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Person is 127 Public Square, Suite 1510, Cleveland, Ohio 44114
Citizenship:
Strategic Value Investors and Strategic Value Private Investors are organized under the laws of the State of Delaware.

Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC are organized under the laws of the State of Ohio.

Each of Messrs. Mackovak and Adams is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Strategic Value Investors LP: Michael Shay, Chief Compliance Officer (02/12/2025)
- Strategic Value Private Investors LP: Michael Shay, Chief Compliane Officer (02/12/2025)
- Ben Mackovak: Michael Shay, Chief Compliance Officer (02/12/2025)
- Marty Adams: Michael Shay, Chief Compliance Officer (02/12/2025)
- Strategic Value Private Partners LLC: Michael Shay, Chief Compliance Officer (02/12/2025)
- STRATEGIC VALUE BANK PARTNERS LLC: Michael Shay, Chief Compliance Officer (02/12/2025)